May 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re: Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013, filed March 4, 2014 (File No. 1-32240)

Dear Mr. Hiller:

This letter is in response to the comment in the letter dated April 28, 2014 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the Form 10-K for the Fiscal Year ended December 31, 2013, filed March 4, 2014 (File No. 1-32240).  We have included the comment from your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 23

1.              We have considered your response to prior comment one from our letter dated January 23, 2014 and continue to believe that additional disclosure of non-financial measures regarding your operations may be required.

Item 303 of Regulation S-K and related interpretative releases indicate that disclosure of non-financial measures is required if such disclosure is necessary for an understanding and evaluation of a particular company, or if the measures are key variables used to manage the business and the disclosure would be material to investors.

Section III.A of Securities Act Release No. 33-6835 explains that “It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.”

Separately, Section III.B.1 SEC Release 33-8350 states that “When preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.” Footnote 27 to Release 33-8350 specifically identifies plant capacity and utilization as such factors and advises that “companies should also consider disclosing information that may be peripheral to the accounting function, but is integral to the business or operating activity. Examples of such measures, depending on the circumstances of a particular company, can include those based on units or volume.”

In view of the above, please explain to us, in reasonable detail, how you have considered whether quantified information regarding production capacity and volumes produced and sold for your technical and fine paper products represent key variables necessary for an understanding of your business, and whether these represent factors you use to manage the business and would be material to investors. To the extent that the information is necessary for an understanding of your business or is used to manage the business and would be material to investors, please revise your MD&A to provide this disclosure. For further guidance, refer to FRC §§501.01 and 501-12.b.1.

Response:

For the purpose of better understanding our response herein, we believe it may be helpful to review the background and evolution of our business. Neenah was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation of its Canadian pulp business and its technical products and fine paper businesses in the United States. Immediately following the spin-off, the Canadian pulp business accounted for the majority of the Company’s revenues.  When Neenah Paper registered under the Exchange Act in connection with the spin-off in 2004, it was assigned to Standard Industry Classification (SIC) Code 2621 — Paper Mills (“SIC Code 2621”).

Most of the other companies in SIC Code 2621are large, integrated manufacturers of commodity pulp and paper products. These companies are capital intensive, and accordingly maximizing the utilization and efficiency of their productive assets is a critical factor in understanding their performance. In general, sales for these companies reflect a small number of largely undifferentiated commodity-type products that are sold by reference to publicly available list prices.  For such companies, providing investors with quantified shipment and production volume information can provide a meaningful measure of performance. By contrast, we are a manufacturer of specialty products which are generally not sold by reference to public list prices, but rather are often designed or heavily customized for each customer or application.

Today, Neenah is very different from other companies in the broad paper industry reflected in SIC Code 2621, and from our business immediately following the spin-off. We completely divested our pulp operations in 2008 and have acquired a German technical products business and additional specialty paper businesses in the US. These divestitures and acquisitions completed our transformation from an integrated pulp and paper company into a technical products and premium fine paper company, as described below:

•                  Our technical products business is comprised of a wide variety of specialized products in different markets, including filtration media and durable, saturated and coated substrates for a variety of end uses (tapes, premask, abrasives, labels, medical packaging, decorative components, wall covering, and image transfer papers). In many cases, volumes are measured differently for the diverse product and customer groups, and we do not internally report global production or shipment volumes for many of these products.

•                  Our fine paper business is a leading supplier of premium writing, text and cover papers, bright papers, premium packaging and other specialty papers in North America. Premium fine papers represent a niche of approximately three percent of the North American uncoated free sheet market. We believe our competitive advantages are brand recognition, product quality, customer service, product availability, promotional support and variety of colors and textures.

Shipment Volumes

We acknowledge and agree that understanding the impact of changes in shipment volumes is a material non-financial factor that an investor may find useful in evaluating our business.  We further believe that the discussion and analysis of the impact of changes in shipment volume provides the most useful information to investors in keeping with the purpose of MD&A.

As noted above, different units of measure are used for many of our products, even within the same segment, due to the complexity of our businesses and specialty nature of our products. We believe that our approach in MD&A of disclosing changes in net sales due to the dollar weighted effect of volume, average selling prices and currency allows the investor to understand the relative impact of all the material factors that affect our sales.  In addition, we believe that providing the percentage change in our sales volumes provides context to understand changes in sales versus the macroeconomic environment in which we operate and also the trend in our sales volume over time.  Impacts to operating income due to volume are similarly disclosed based on weighted averaged changes in volumes for product lines. Our management team rarely receives requests for more clarity regarding shipment volumes during earnings calls and frequent meetings with the investment community, as our dollar weighted approach is sufficient to understand sales and earnings variances.

Production Volumes/Capacity Utilization

As noted above, unlike the commodity producers in our SIC Code, we manufacture and sell into multiple product categories in both our fine paper and technical product businesses.  As non-commodity businesses, our operations are structured to meet high service levels, and as such, we do not run 24/7 as most commodity paper producers do.  As a result, costs related to running a less than full schedule are not material for our businesses, as our flexible asset base and crew structures match our schedules. In addition, due to the variety of products we sell and variations in pricing between product categories, we believe that total segment volume data would provide investors with a performance measure that does not capture the impact of changes in product mix on our sales.

The following are additional factors we considered:

•                  We generally do not include production capacity or volumes measures in our reports to either senior management or our board of directors.

•                  We do not use production capacity or volumes as performance measures in determining either short-term or long-term management compensation incentives.

•                  As noted above, our senior management team meets frequently with investors and analysts and we rarely are asked about either production capacity or volumes.

•                  We believe the capacity utilization information provided in our Form 10-K for the Fiscal Year Ended December 31, 2013 responds to the SEC Staff’s request and provides the most useful information to investors.

As a result of the above items, we do not consider production capacity and volumes produced information as key variables necessary for an understanding of our businesses.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss our analysis further or provide further information regarding the nature of our business. If you would like to discuss or have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)